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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

COMSYS IT PARTNERS INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

20581E104

(CUSIP Number)

February 7, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 20581E104			Page 2 of 9

1.	Name of Reporting Person: J.P. Morgan Direct Corporate Finance Institutional Investors LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 826,168

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 826,168

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 826,168

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.1%

12.	Type of Reporting Person: OO

13G
CUSIP No. 20581E104			Page 3 of 9

1.	Name of Reporting Person: JPMorgan Chase Bank, National Association		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 826,168

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 826,168

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 826,168

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.1%

12.	Type of Reporting Person: IA

13G
CUSIP No. 20581E104			Page 4 of 9

1.	Name of Reporting Person: J.P. Morgan Direct Corporate Finance Private Investors LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 215,746

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 215,746

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 215,746

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.4%

12.	Type of Reporting Person: OO

13G
CUSIP No. 20581E104			Page 5 of 9

1.	Name of Reporting Person: J.P. Morgan Investment Management Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 215,746

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 215,746

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 215,746

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.4%

12.	Type of Reporting Person: IA

Item 1. (a). Name of Issuer:

COMSYS IT Partners, Inc.

Item 1. (b). Address of Issuer’s Principal Executive Offices:

COMSYS IT Partners, Inc.
4400 Post Oak Parkway, Suite 1800
Houston, TX 77027

Item 2. (a) Name of Persons Filing:

This statement is filed on behalf of the persons identified below.

(i)	J.P. Morgan Direct Corporate Finance Institutional Investors LLC, a Delaware limited liability company (“JPM Institutional”);

(ii)	JPMorgan Chase Bank, National Association, a national banking association, (“JPMCB”) as investment advisor to JPM Institutional;

(iii)	J.P. Morgan Direct Corporate Finance Private Investors LLC, a Delaware limited liability company (“JPM Private”); and

(iv)	J.P. Morgan Investment Management Inc., a Delaware corporation (“JPMIM”, and collectively with JPM Institutional, JPMCB and JPM Private the “JPM Reporting Persons”), as investment advisor to JPM Institutional.

Item 2. (b). Address of Principal Business Office:

The address of the principal business office of JPM Institutional is:
522 Fifth Avenue
New York, NY 10036

The address of the principal business office of JPMCB is:
1111 Polaris Parkway
Columbus, Ohio 43240.

The address of the principal business office of JPM Private is:
522 Fifth Avenue
New York, NY 10036

The address of the principal business office of JPMIM is:
522 Fifth Avenue
New York, NY 10036.

Item 2. (c). Citizenship:

The place of organization of each of JPM Institutional, JPM Private and JPMIM is Delaware.
The place of organization of JPMCB is the United States of America.

Item 2. (d). Title of Class of Securities:

This statement relates to the Company’s Common Stock, par value $0.01 per share.

Item 2. (e). CUSIP Number:

20581E104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person’s name in the table in Item 4(c) below.

(a) Amount beneficially owned:

As of June 7, 2005: (1) JPM Institutional held 232,997 shares of Common Stock and a Warrant exercisable for an additional 593,171 shares of Common Stock; and (2) JPM Private held 60,845 shares of Common Stock and a Warrant exercisable for an additional 154,901 shares of Common Stock.

JPMCB, the investment advisor to JPM Institutional, is engaged primarily in the provision of commercial banking and investment management services. JPMIM, the investment advisor to JPM Private, is engaged in the provision of investment management services. JPMIM is a wholly owned subsidiary of JPMorgan Asset Management Holdings Inc., a Delaware corporation (“Holdings”). The principal office of Holdings is located at the same address as the principal office of JPMIM. Holdings is indirectly engaged in the provision of investment management services. Each of Holdings and JPMCB are wholly owned subsidiaries of JPMorgan Chase & Co., a Delaware corporation (“JPMorgan Chase”). JPMorgan Chase is engaged (primarily through subsidiaries) in the commercial banking business and its principal office is 270 Park Avenue, New York, NY 10017.

JPMCB, as the investment advisor of JPM Institutional, may be deemed to be the beneficial owner of the Shares owned by JPM Institutional. JPMIM, as the investment advisor of JPM Private, may be deemed to be the beneficial owner of the Shares owned by JPM Private. JPMIM and JPMCB, the investment advisors to JPM Private and JPM Institutional, respectively, are subsidiaries of JPMorgan Chase.

The foregoing and any other information contained herein shall not be an admission that (i) JPMIM is the beneficial owner of the Shares owned by JPM Private or (ii) JPMCB is the beneficial owner of the Shares owned by JPM Institutional.

(b) Percent of class: (1)

JPM Institutional	5.1% of the Common Stock
JPMCB, as the investment advisor of JPM Institutional	5.1% of the Common Stock
JPM Private	1.4% of the Common Stock
JPMIM, as the investment advisor of JPM Private	1.4% of the Common Stock

(1) Based on the shares of Common Stock outstanding on April 28, 2005.

(c) Number of shares as to which such person has:

	(i)	(ii)	(iii)	(iv)
	Sole power	Shared power	Sole power to	Shared power to
	to vote or to	to vote or to	dispose or to	dispose or to
	direct the	direct the	direct the	direct the
	vote	vote	disposition of	disposition of
JPM Institutional	- 0 -	826,168	- 0 -	826,168
JPMCB, as the investment advisor of JPM Institutional	- 0 -	826,168	- 0 -	826,168
JPM Private	- 0 -	215,746	- 0 -	215,746
JPMIM, as the investment advisor of JPM Private	- 0 -	215,746	- 0 -	215,746

Each of the JPM Reporting Persons expressly declares that the filings of this statement on Schedule 13G shall not be construed as an admission that any such person is, for purposes of Section 13 of the Act or otherwise, (i) the beneficial owner of any securities held by any other person, or (ii) the beneficial owner of any securities held or beneficially owned by any member of any group other than such JPM Reporting Person. The filing of this statement on Schedule 13G by each of the JPM Reporting Persons shall not be considered an admission that such JPM Reporting Person, for the purposes of Section 13(d) of the Act, is the beneficial owner of any Shares in which such JPM Reporting Person does not have a pecuniary interest.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ?

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Item 4 above.

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. On executing the statement, the undersigned agrees, to the extent required by Rule 13d-1(k)(1), that this statement is being filed on behalf of each of the Reporting Persons herein.

Dated June 7, 2005

J.P. MORGAN DIRECT CORPORATE FINANCE INSTITUTIONAL INVESTORS LLC
By:	JPMorgan Chase Bank, N.A., as Investment Advisor

By: /s/ Robert Cousin

Title: Managing Director

JPMORGAN CHASE BANK, N.A.

By:	/s/ Robert Cousin

Title:	Managing Director

J.P. MORGAN DIRECT CORPORATE FINANCE PRIVATE INVESTORS, LLC
By:	J.P. Morgan Investment Management Inc., as Investment Advisor

By: /s/ Robert Cousin

Title: Managing Director

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Robert Cousin

Title:	Managing Director